

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2016

Via E-mail
Kenneth N. Jones
General Counsel
Stratus Properties Inc.
212 Lavaca Street, Suite 300
Austin, TX 78701

>   Re: **Stratus Properties Inc.**
>   **Definitive Additional Soliciting Materials**
>   **Filed May 16, 18 and 24, 2016**
>   **File No. 001-37716**

Dear Mr. Jones:

We have reviewed the above-captioned filings and have the following comments.

General

1.   Please advise us, with a view toward providing revised disclosure in future soliciting material, as to what consideration was given to whether non-GAAP financial measures were disclosed, and if so, the extent to which any plans exist to provide the additional disclosure required under Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K.

Definitive Additional Soliciting Materials filed May 16, 2016

Exhibit 99.1

2.   Please characterize the following as your belief in future filings, and provide support for these statements in your response:

- "Mr. Berg's Record of Destroying Value"
- "Stockholders lost significant value while Mr. Berg was a director on boards of: Valence Technology, Focus Enhancement and Monolithic Systems."
- "Stockholders in each of these companies lost substantial value."

Definitive Additional Soliciting Materials filed May 18, 2016

Exhibit 99.1

3.   Please qualify the following statement as your belief in future filings, and provide supplemental support with your response: "[u]nder Mr. Dean's leadership, Crescent Real

Estate experienced substantial financial declines in the years leading up to its 2007 acquisition."

4.   Please provide supplemental support for the statements regarding stockholder value in connection with Valence Technology and Focus Enhancements Inc. on slide 26. Similarly, please also provide supplemental support for the statement that upon retiring from the board of MoSys, Mr. Berg "le[ft] behind a significantly weakened stock."

You may contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Kai Haakon E. Liekefett, Esq.
        Vinson & Elkins LLP